July 10, 2008

Mr. David R. Humphrey

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	The E. W. Scripps Company

Form 10-K for the year ended December 31, 2007

File No. 000-16914

Dear Mr. Humphrey,

This letter is in response to your letter dated June 25, 2008 regarding the SEC’s review of our Form 10-K for the year ended December 31, 2007. Included below are your individual comments and the Company’s responses, including, as necessary, proposed revisions to disclosures that we expect to make in future filings.

We have attempted to provide a clear and complete response to each comment. We also acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or would like to discuss any of the matters further, please contact me at (513) 977-3876.

Sincerely,

/s/ Douglas F. Lyons
Douglas F. Lyons
Vice President and Controller

cc:	Timothy E. Stautberg, Senior Vice President and Chief Financial Officer

Deloitte & Touche LLP

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

Goodwill and Other Indefinite-Lived Intangible Assets, page F-6

1.	We note your disclosure that, for purposes of performing the impairment test for goodwill under SFAS 142, your reporting units are Scripps Networks, newspapers, broadcast television, Shopzilla and uSwitch. We also note that you state your 2007 results included a write-down of goodwill totaling $312 million with respect only to uSwitch, with no impairment was identified for your other reporting units, such as your newspaper business. However, earlier on page F-6, you state that your newspaper business continues to operate in a difficult economic environment. This statement appears supported by the segment information in Note 18 of your financial statements, which shows the decline in segment profit of your newspaper business has accelerated from an 11% decline in 2006 over 2005, to a 25% decline in 2007 over 2006. We also note that several other newspaper companies have recently reported significant write-downs of goodwill, reflecting the difficult economic environment referenced in your filing. According to Note 10 to your financial statements, there was over $785 million of goodwill associated with your newspaper business at December 31, 2007. Please provide us with a summary of your most recent impairment analysis with respect to this goodwill. Please include the relevant assumptions underlying your analysis, tell us how these assumptions impact your financial projections, how these assumptions and projections have changed over the past three years, and how the projections used in the previous two years compare with the 11% and 25% declines in segment profit noted above. Include in this discussion how the spinoff of Scripps Networks Interactive impacted such projections. In addition, please provide us with any other information that you believe would assist us in our review, including how you believe the operations of your newspaper business may differ from the operations of other newspaper companies that have recently reported write-downs of their goodwill. We may have further comment after reviewing your response.

As disclosed in our 2007 annual report on Form 10-K, our annual goodwill impairment test is performed in the fourth quarter. Although our annual test is as of October 1st, we understand from the requirements under SFAS 142 that our goodwill impairment analysis is not only a once-a-year consideration. Accordingly, we monitor our operations throughout the year for impairment indicators as provided in paragraph 28 of FAS 142 that might require testing prior to our next annual test.

For our 2007 annual impairment test, we engaged a third party specialist to assist with the valuation for all of our reporting units. Our impairment test included a detailed assessment of each reporting unit that resulted in the impairment charge taken at uSwitch.

As of the date of our last annual impairment test, the fair value of our Newspaper Reporting Unit (“Newspapers”) was in excess of one billion dollars, which exceeded its carrying value. In performing the impairment test, we utilized both income and market valuation techniques and ultimately weighted the discounted cash flow method (an income approach) and the guideline company method (a market approach) equally to determine fair value. We weighted these methods equally so that each of these methods, which we felt were appropriate, had the same impact in determining the fair value. We also considered the similar transaction method (a market approach) but did not use its results in the valuation due to the limited number of similar transactions.

The most significant assumption underlying our impairment analysis is the Newspaper Division Strategic Plan (“Plan”), which is the primary input for the discounted cash flow analysis. The Plan,

which is created each fall as part of our annual planning process, projects segment profit for the following five years and includes an updated forecast for the current year. The Plan is created by individual newspapers and adjusted as necessary by divisional and corporate management upon consolidation. The Plan is also reviewed and approved by our Board of Directors.

In order to ensure our Plan addressed the impact of the difficult operating environment in the newspaper industry in the recent past, division and corporate management further reduced the original plan submitted by individual newspapers for the goodwill impairment analysis. The reduction was calculated by individual revenue category using compounded annual decline rates from 2005 to 2007 as an inflection point along with external analyst forecasts of trends in businesses comprising newspaper industry revenue categories (e.g. auto, real estate). Details of the revenue and expense amounts in the Plan are as follows:

Revenue – While we have not experienced continual declines in revenue over the past several years (revenue grew 2% in 2006 compared to 2005 excluding the impact of the formation of the Colorado Partnership), we developed our Plan assuming declines in revenue over the next couple of years based on actual results through the middle of 2007. Our Plan revenue was $670 million for 2007 which was down 6% from 2006 and within 2% of our actual Newspaper revenue in 2007 of $658 million. The Plan included revenue declines of 3% and 2% in 2008 and 2009, respectively. We planned for flat revenue in 2010 and a return to modest growth of 1% in 2011 and 2% in 2012. The return to growth in the later years of the Plan was related an increase in our on-line revenue as we shift towards on-line job advertising and on-line content sharing. Additionally, we expect a rebound of certain classified advertising revenue categories such as real estate to occur in 2010 and after.

Expense – Our most significant operating expenses are employee cost and newsprint. Our Plan included certain cost cutting initiatives implemented in 2007 and other initiatives to be implemented during the Plan period that are critical to operating during this difficult time in our industry. For example, in 2007, we offered a voluntary termination plan to our employees that resulted in 137 terminations and an $11 million dollar charge. Our senior management is dedicated to a cost control program that yielded operating expense declines in the Plan of 1% in 2007 (which was achieved), 2% in 2008 and 1% in 2009. Operating expenses in the Plan were flat from 2010-2012.

The cumulative segment profit for the five year period included in the Plan was $675 million, which was approximately 35% lower than the five year segment profit total included in the prior year strategic plan. Management believed this decrease gave appropriate consideration to the difficult operating environment within the newspaper industry at the time.

The discount rate and the terminal growth rate are the other primary assumptions used in the discounted cash flow analysis. These assumptions were adjusted to reflect the difficult economic environment and related recent segment profit declines noted above. Additionally, the assumptions consider future initiatives and development activities, such as increased on-line revenues generated by our newspaper businesses. Additional details about the discount rate and terminal growth rate are as follows:

Discount Rate – Our selected discount rate was eight percent and was based on the weighted average cost of capital for newspapers. The discount rate analysis considered similar publicly traded companies and risk premiums related to our business and the industry. We believe the discount rate was appropriate for use in the discounted cash flow analysis.

Terminal Growth Rate – A terminal growth rate of zero percent was used in the discounted cash flow analysis because of recent trends in the newspaper industry. We believe this is a proper reflection of the current environment in the industry.

The significant estimates used in the impairment valuation represented management’s best estimate of projections considering historic results and future projections at the time of the valuation and we believe were in compliance with the requirements of SFAS 142. We were very sensitive to importance of the goodwill impairment analysis in the current operating environment which included our decision to engage the assistance of a third party specialist.

Spin-off of Scripps Networks Interactive

The spin-off of Scripps Networks Interactive, Inc. did not impact the projections used by the Newspapers. The Newspapers operate independently of, and have limited transactions with, the businesses that comprise Scripps Networks Interactive, Inc. The Newspapers historic use of shared E.W. Scripps Company resources such as our financial service center and other corporate resources will not be impacted after the separation.

Comparison to Other Newspaper Companies

We are not in a position to comment on how our operations may differ from other newspaper companies that have recently reported write-downs of goodwill. The impairment tests of other newspaper companies depend on specific facts and circumstances such as valuation techniques selected, management estimates, specific markets in which they operate, etc. We would note that some companies that have recorded recent write-downs of goodwill have had significant decreases in their market capitalization while we have not experienced volatile changes in our market capitalization over recent years. More specifically, our stock price was $49.94 at the end of 2006 and $45.01 at the end of 2007. Additionally, we have not had a newspaper acquisition that has resulted in material goodwill since 1997, while other companies have had recent acquisitions creating significant amounts of goodwill.

We continue to be committed to the process of monitoring goodwill impairment considerations and are sensitive to the impact declines in the market price of other newspaper companies and declines in the operating profits of our newspapers may have on the carrying value of goodwill. We recognize that an earlier test may be required prior to our October testing date if circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its book value.

Financial Statements

Consolidated Statements of Income, page F-28

2.	Please revise your 2007 presentation of weighted average shares outstanding on a diluted basis here and in Note 1 to your financial statements on page F-36 to comply with paragraph 16 of SFAS 128. Specifically, you have included shares that are anti-dilutive due to the current period net loss.

We acknowledge that the presentation of diluted weighted-average shares outstanding in our annual report on Form 10-K included anti-dilutive shares. However, the amount reported for net income per diluted share of common stock is accurate. We, therefore, do not believe the financial statements are misleading to users. We will modify the presentation of weighted-average shares outstanding in future filings to ensure the reported diluted shares outstanding are appropriate.

3.	As a related matter, please revise the title of these statements to indicate they are consolidated statemens of “operations” as not all years are income-producing.

We recognize that all years presented are not income-producing, and we will modify the title to reflect the caption “Consolidated Statements of Operations” in our future filings.

Note 1 – Summary of Significant Accounting Policies

Net Income Per Share, page F-36

4.	We note that you include a table showing the computation of the number of basic and diluted weighted average shares for each period presented, but you do not include any disclosure regarding your policy with respect to the determination of earnings (loss) per share. Please revise to disclose such policy, including how you account for potential common shares when you have a loss from continuing operations. Also, consider the need to file an Exhibit 11 regarding your computation of earnings (loss) per share. See Item 601 (b) (11) of Regulation S-K.

We will modify the disclosure of earnings per share in future filings to better describe the policy with respect to the determination of earnings (loss) per share. The proposed modifications to the disclosure preceding the earnings per share table are as follows:

Earnings Per Share – Basic EPS is calculated by dividing earnings available to common shareholders by the weighted-average number of common share outstanding. Diluted EPS is similar to basic EPS, but adjusts for the effect of the potential issuance of common shares.

While the modified disclosure above does not specifically address periods in which a net loss exists, we believe it is reasonable to describe our earnings per share calculation. If we were to report a net loss in a future period, we would add an explanatory footnote below the earnings per share table describing the treatment of anti-dilutive shares as a result of the loss.

Item 601(b) (11) of Regulation S-K requires that registrants file exhibit 11 in circumstances that the computation of earnings per share cannot be clearly determined from the information contained in the Form 10-K. We believe the earnings per share disclosures currently provided in our SEC filings provide readers of the financial statements the appropriate detail for determining our computation of earnings per share. Accordingly, we do not believe we need to file an exhibit 11 with our Form 10-K.

Note 5 – Asset Write-Downs and Other Charges and Credits

Write-down of goodwill and other intangible assets, page F-38

5.	Please revise your description of the goodwill impairment taken during the fourth quarter of 2007 to comply with the disclosure requirements of paragraph 46 of SFAS 142. You may want to consider adding disclosure similar to that found in your MD&A on page F-6. However, in this regard, your current disclosure on page F-6 should be clarified with respect to its reference to MD&A for additional information. Since your current disclosure on page F-6 is itself within MD&A, it is unclear where additional information can be found relating to the impairment charge for uSwitch.

We believe our disclosure in MD&A meets the requirements of SFAS 142. However, we agree that similar disclosure is appropriate in the notes to the financial statements. We will modify future filings to include such disclosure in the notes to the financial statements. Additionally, we will address the reference to MD&A that was noted in your comment in such future filings.

Note 21 – Summarized Quarterly Financial Information (Unaudited), page F-56

6.	Please revise your presentation of your fourth-quarter earnings (loss) per share. As noted in a previous comment, you have included shares that are anti-dilutive due to the current period net loss.

As noted in a previous response above, we recognize that the presentation of diluted weighted-average shares outstanding in our annual report on Form 10-K included anti-dilutive shares, but we do not believe the financial statements are misleading to users. As such, we will modify the presentation of weighted-average shares outstanding in future filings to ensure the reported diluted shares outstanding are appropriate.